VIA EDGAR
December 23, 2016
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
 Attention:  Jan Woo, Branch Chief-Legal
RE:	Ooma, Inc. Registration Statement on Form S-3 Filed December 16, 2016 File No. 333-215155 Request for Acceleration
Dear Sir or Madam:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Ooma, Inc., a Delaware corporation (the "Registrant"), hereby requests that the above-referenced Registration Statement on Form S-3 (the "Registration Statement") be declared effective at 4:00 p.m., New York City time, on December 27, 2016, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Orrick, Herrington & Sutcliffe LLP, by calling Andy Thorpe at (415) 773-5970.
Thank you for your assistance in this matter.
Very truly yours,

Ooma, Inc.

By:
/s/ Spencer D. Jackson____________________________________
Spencer D. Jackson
 Vice President and General Counsel

cc:	Edwin Kim, Esq., Securities and Exchange Commission